 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

307359505
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307359505

1	NAME OF REPORTING PERSON

Senyun International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		12,896,798 (1)(2)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

12,896,798 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,896,798 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

OO

(1)	Gives effect to the Reverse Stock Split (defined in Item 4).

(2)	Includes 4,761,779 shares of Common Stock (defined in Item 2) issuable upon conversion of the Notes (defined in Item 4) based on a conversion price of $0.2537, as adjusted for subsequent dilutive issuances as of December 31, 2023.
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CUSIP No. 307359505

1	NAME OF REPORTING PERSON

Bo Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		12,896,798 (1)(2)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

12,896,798 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,896,798 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

IN

(1)	Gives effect to the Reverse Stock Split.

(2)	Includes 4,761,779 shares of Common Stock issuable upon conversion of the Notes based on a conversion price of $0.2537, as adjusted for subsequent dilutive issuances as of December 31, 2023.
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CUSIP No. 307359505

Item 1(a).	Name of Issuer:

Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18455 S. Figueroa Street

Gardena, California 90248

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Senyun International Ltd. (“Senyun”)

Flat/Rm. 1121, #11/F

Ocean Centre Harbour City

5 Canton Road

Hong Kong

Citizenship: Hong Kong

Bo Zhang (“Mr. Zhang”)

Flat/Rm. 1121, #11/F

Ocean Centre Harbour City

5 Canton Road

Hong Kong

Citizenship: Hong Kong Special Administrative Region, People’s Republic of China

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

307359505

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CUSIP No. 307359505

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

On August 25, 2023, the Issuer effected a reverse stock split at a ratio of 1-for-80 of its issued and outstanding shares of Common Stock (the “Reverse Stock Split”) as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2023. The share amounts and ownership percentages in this Schedule 13G give effect to the Reverse Stock Split.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2023, Senyun owned 207,148,208 shares of Common Stock issuable upon conversion of outstanding convertible notes held by Senyun in the aggregate principal amount of $52,553,498 (the “Notes”) based on a conversion price of $0.2537, as adjusted for subsequent dilutive issuances. The Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), in excess of 9.99% of the number of shares of Common Stock then issued and outstanding (the “Notes Blocker”). As of the close of business on December 31, 2023, the Notes Blocker limits the conversion of the Notes owned by Senyun to an aggregate of 4,761,779 shares of Common Stock underlying such Notes.

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CUSIP No. 307359505

As of the close of business on December 31, 2023, Senyun also owned outstanding warrants that are exercisable for 1,026,358 shares of Common Stock, subject to certain anti-dilution adjustments set forth therein (the “Warrants”). The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, in excess of 4.99% of the number of shares of Common Stock then issued and outstanding (the “Warrants Blocker”). As a result of the Warrants Blocker, as of the close of business on December 31, 2023, Senyun could not exercise any portion of the Warrants.

As of the close of business on December 31, 2023, Senyun beneficially owned, and Mr. Zhang, as the sole director of Senyun, may be deemed to beneficially own, 12,896,798 shares of Common Stock, consisting of (i) 8,135,019 shares of Common Stock held by Senyun and (ii) 4,761,779 shares of Common Stock issuable upon conversion of certain of the Notes held by Senyun.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any securities owned by another Reporting Person. Mr. Zhang disclaims beneficial ownership of the securities beneficially owned by Senyun, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 124,270,721 shares of Common Stock outstanding as of December 21, 2023 as disclosed in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on January 10, 2024 and (ii) 4,761,779 shares of Common Stock that may be acquired upon the conversion of certain of the Notes held by Senyun.

As of the close of business on December 31, 2023, (i) Senyun beneficially owned approximately 9.99% of the outstanding shares of Common Stock and (ii) Mr. Zhang may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 307359505

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Zhang shares voting and dispositive power over the shares of Common Stock beneficially owned by Senyun.

Item 7.	Identification and Classification of the Subsidiary that Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the SEC on November 23, 2022.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 307359505

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

SENYUN INTERNATIONAL LTD.

By:	/s/ Bo Zhang
	Name:	Bo Zhang
	Title:	Chief Executive Officer

/s/ Bo Zhang
Bo Zhang

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